Exhibit D

LOCK-UP LETTER EXTENSION

                    , 2012

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Ladies and Gentlemen:

Reference is made to that certain lock-up letter (the “Lock-up Letter”) previously delivered by the undersigned to Morgan Stanley & Co. LLC (“Morgan Stanley”) in connection with the Underwriting Agreement proposed to be entered into by Morgan Stanley with Enphase Energy, Inc., a Delaware corporation (the “Company”) providing for the initial public offering (the “Public Offering”) by the several Underwriters, including Morgan Stanley (the “Underwriters”) of shares of common stock, par value $0.00001 per share, of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Lock-Up Letter.

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that the term of the Lock-Up Letter shall be extended, and shall terminate automatically upon the earliest to occur of (a) the date the Company advises Morgan Stanley, in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Public Offering and (b) December 31, 2012 if, and only if, the Public Offering has not been completed by such date. Except as expressly modified and superseded by the immediately preceding sentence, the terms and provisions of the Lock-up Letter shall continue in full force and effect. The undersigned understands that the Company and the Underwriters are relying upon the Lock-Up Letter, as modified by this letter agreement, in proceeding toward consummation of the Public Offering.

Very truly yours,

(Signature)

(Address)